November 13, 2006	Thomas A. Coll

T. (858) 550-6013
collta@cooley.com
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Craig Wilson, Senior Assistant Chief Accountant

Re:	Dot Hill Systems Corp. Form 10-K for the Fiscal
Year Ended December 31, 2005 Filed March 16, 2006,
Form 10-Q for the Fiscal Quarter Ended March 31,
2006 Filed May 10, 2006 and Form 8-K Filed August 11, 2006,
File No. 001-13317
Dear Mr. Wilson:
Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, on behalf of our client, Dot Hill Systems Corp. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) originally filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2006. The enclosed copy of Amendment No. 1 is marked to show changes from the corresponding Item of the Form 10-K as originally filed.
Amendment No. 1 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letters dated August 8, 2006 and October 16, 2006 (the “October Comment Letter”) with respect to the Form 10-K, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the “Form 10-Q”) filed with the Commission on May 10, 2006 and the Company’s Current Reports on Form 8-K (File No. 001-13317) filed with the Commission on May 9, 2006 and August 11, 2006 (the “Forms 8-K”). The numbering of the paragraphs below corresponds to the numbering in the Additional Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 1.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, Form 10-Q and Forms 8-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, Form 10-Q or Forms 8-K and that the Company may not
4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission
November 13, 2006
Page Two
assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comments and Company Responses
Form 10-K for the Fiscal Year Ended December 31, 2005
Item 9A. Controls and Procedures, page 43
1.	We note the proposed disclosure you provided in response to prior comment number 1. Please revise your disclosures to remove the references to “adequate and sufficient.” In this regard, we note that Exchange Act Rule 13(a)-15(e) requires a conclusion regarding the effectiveness of your disclosure controls and procedures and therefore additional references to “adequate and sufficient” could be viewed as qualifying language.

The Company acknowledges the Staff’s comment and has made the requested revision on page 2 of Amendment No. 1.
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Item 4. Controls and Procedures, page 24
2.	We have read your response to prior comment number 7. We note that when describing material changes it is not appropriate to disclose that there were no material changes “except as described above.” Please tell us how you intend to comply with this comment.

The Company acknowledges the Staff’s comment and to the extent that, in the future, there are changes in the Company’s internal control over financial reporting that materially affect, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, the Company will specifically state there has been a change in the Company’s internal control over financial reporting and the Company will not include language such as “except as described above.”
Form 8-K, Filed August 11, 2006
3.	We note the disclosures in your Form 8-K filed August 11, 2006 regarding the review of your historical stock option granting practices and related accounting. Please tell us the current status of your review and explain what consideration you have given, to date, of the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of a Loss.” In addition, tell us what consideration you gave to providing disclosure , in your Form 8-K filed on August 11, 2006 or subsequent filings, of the issue’s potential impact on the qualification of the Company’s stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies. As
4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission
November 13, 2006
Page Three
part of your response, please tell us whether you expect to restate prior period financial statements. If so, tell us how you have considered providing disclosure under Item 4.02 of Form 8-K.
The Company’s Audit Committee (the “Audit Committee”), which is comprised of independent directors, concluded a self-initiated review of the Company’s historical stock option grant practices and related accounting in October 2006. This review was proactive and voluntary and resulted in a delay in the filing of the Company’s Form 10-Q for the three months ended June 30, 2006. The Audit Committee reviewed the Company’s option grant practices dating back to the Company’s merger with Artecon, Inc. in 1999 and identified certain immaterial errors relating to the Company’s accounting for stock options during the Company’s 2000 through 2002 fiscal years. As a result, the Company recognized $0.1 million of cost of goods sold and sales and marketing expenses for the three months ended June 30, 2006 associated with the errors identified by the Audit Committee’s review that was not recognized in prior periods. The expenses associated with the errors were reflected in the Company’s Form 10-Q for the three months ended June 30, 2006, filed on October 19, 2006, and were not material in any of the prior periods during which the expenses should have been recognized nor was the cumulative adjustment material to the three or six months ended June 30, 2006, and the Company determined that no restatement of prior period financial statements was necessary. As it was determined that a restatement of prior period financial statements was not necessary, no disclosure under Item 4.02 of Form 8-K was required. In addition, in the course of the review and in connection with the recognition of the $0.1 million expense in the three months ended June 30, 2006, the Company considered the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of a Loss” and determined that no additional disclosure was warranted based on SFAS No. 5 and FIN 14 as it was not probable that a liability had been incurred as a result of the Company’s historic stock option grant practices associated with the affected stock option grants and stockholders. Further, at the time of filing of the Form 8-K on August 11, 2006, the Company determined that due to the immaterial nature of the errors identified by the Audit Committee’s review, the errors were not reasonably likely to negatively impact the qualification of the Company’s stock option plans, result in material claims or litigation by affected option and stockholders, or result in legal or regulatory action by the Internal Revenue Service or other regulatory bodies, and disclosure relating to any possible qualification, legal action or regulatory action was not necessary. The Company did however receive a delisting notification from the Nasdaq Stock Market, which the Company disclosed in its Form 8-K filed on August 22, 2006. The Company requested a delisting hearing with the Nasdaq Listing Qualifications Panel, during which the Company presented the results of the Audit Committee’s review. The Company then filed its Form 10-Q for the three months ended June 30, 2006 on October 19, 2006 and subsequently the Nasdaq Stock Market informed the Company that it was in compliance with applicable Nasdaq listing standards and that the Company would continue trading on the Nasdaq Global Market. Further, as a result of the Audit Committee’s review, the Company implemented a new stock option granting policy that
4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission
November 13, 2006
Page Four
provides for limited, pre-established option grant dates during open window periods and generally provides controls around the Company’s option granting practices that are designed to prevent any future issues or errors relating to the Company’s stock option grants.
**********
The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 and the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (858) 550-6013 or Charles J. Bair at (858) 550-6142.
Sincerely,
Cooley Godward Kronish LLP
/s/ Thomas A. Coll
Thomas A. Coll
Enclosure

cc:	Marc Thomas, Senior Staff Accountant
Christine Davis, Staff Accountant
Dana W. Kammersgard, Dot Hill Systems Corp.
Hanif I. Jamal, Dot Hill Systems Corp.
4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to           .
Commission File No. 1-13317
DOT HILL SYSTEMS CORP.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3460176 (I.R.S. Employer Identification No.)

2200 Faraday Avenue, Suite 100 Carlsbad, California (Address of principal executive offices)	92008 (Zip Code)
Registrant’s telephone number, including area code: (760) 931-5500
Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $0.001 par value
(Title of Class)
Securities registered pursuant to Section 12(g) of the Act:
NONE
          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐      No ☑
          Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐      No ☑
          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑      No ☐
          Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐      Accelerated filer ☑      Non-accelerated filer ☐
          Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes☐      No ☑
The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2005 was $229,555,324.
The number of shares outstanding of the registrant’s common stock was 44,565,084 as of March 8, 2006.
DOCUMENTS INCORPORATED BY REFERENCE
          Portions of the registrant’s Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) pursuant to Regulation 14A in connection with the 2006 Annual Meeting of Stockholders held on May 8, 2006 are incorporated herein by reference into Part III of this Report. Such Definitive Proxy Statement was filed with the SEC not later than 120 days after December 31, 2005.

DOT HILL SYSTEMS CORP.
EXPLANATORY NOTE
     We are filing this Amendment No. 1 on Form 10-K/A to amend Item 9A. Controls and Procedures of our Form 10-K originally filed on March 16, 2006 to include additional disclosure as requested by the SEC. No revisions have been made to our financial statements or any other disclosure contained in our Form 10-K originally filed on March 16, 2006.
PART II
Item 9A. Controls and Procedures
     Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act of 1934, as amended, Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, have concluded that as of the end of such period, our disclosure controls and procedures are ~~adequate~~ effective and ~~sufficient to~~ ensure that information required to be disclosed by us in the reports that we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow for timely decisions regarding required disclosure.
     During the three months ended December 31, 2005, ~~we improved~~ in connection with the remediation of our material weaknesses previously identified by management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, we implemented improvements to our internal controls related to accounting and financial reporting, fixed assets and inventory that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Specifically, we hired two certified public accountants with relevant experience to lead the finance department and communicated to accounting personnel formal policies and procedures. Our fixed asset internal control improvements during the fourth quarter consisted of a physical observation of substantially all of our fixed assets, improvements in our policies and procedures surrounding asset identification, asset tracking, and the procurement of fixed assets. Improvements in inventory internal controls were attributed to the hiring of a cost accountant with relevant experience and improvements in policies and procedures related to inventory costing, valuation and recording.
Dot Hill Systems Corp.’s Report on Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to the company’s management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
     An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. A control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.
     Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2005. Deloitte & Touche LLP has audited this assessment of our internal control over financial reporting; their report is included herein.
     In order to address the material weaknesses previously identified by management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2004, management completed the following corrective measures which it believes have remediated the material weaknesses.
     In 2004, a material weakness was identified related to entity-level controls resulting from (i) an inadequate number of accounting and finance personnel with sufficient technical expertise in the area of U.S. GAAP and financial reporting at both our corporate headquarters and foreign subsidiaries, (ii) failure to document with sufficient support the prior application of our accounting policies, practices and procedures, and (iii) lack of effective deterrent controls and detective controls to properly apply U.S. GAAP to our financial reporting process. We have strengthened our accounting and financial reporting function by adding two certified public accountants with recent relevant experience, one of which is a senior management position. At our subsidiaries, we have hired a senior finance director for our subsidiary in Japan and added additional accounting resources to our subsidiary in the Netherlands. We have also hired additional staff in various areas of the company including, but not limited to, general accounting, order entry and materials management. The addition of these individuals has allowed us to perform and review the necessary internal control activities pertaining to our financial close and reporting process on a timely basis. Additionally, accounting policies and procedures were formally documented and communicated.
     In 2004, a material weakness was identified related to internal controls over fixed assets resulting from (i) inadequate documentation within our fixed asset accounting system to assist in the identification and location of certain fixed assets, (ii) failure to apply identification tags to fixed assets located outside of our corporate headquarters and, (iii) failure to document with sufficient support the prior application of our accounting policies, practices and procedures pertaining to the classification of certain expenditures as fixed assets. We have improved our controls over the processing of fixed assets. Such improvements consist of revised documentation and additional review of the authorization and accounting treatment related to the acquisition of fixed assets. We have also improved our ability to better identify and track our fixed assets by implementing controls over self constructed assets and we have assigned asset identification tags to all of our assets located outside of our corporate headquarters. Additionally, we performed a physical count of substantially all of our fixed assets during the second half of 2005.
     In 2004, a material weakness was identified related to internal controls over inventory resulting from inadequate understanding and documentation of a reconciling item between our general ledger and perpetual inventory listing, the use of our general ledger to process customer support transactions that should not impact our financial statements and limitations present in our historical enterprise resource planning software requiring a significant number of manual processing steps. Improvements in inventory internal controls were attributed to the hiring of a cost accountant with relevant experience and improvements in policies and procedures related to inventory costing, valuation and recording.
PART IV
Item 15. Exhibits and Financial Statement Schedules
(a) The following documents are filed as part of this report:
(3) Exhibits:

Exhibit
Number

2.1	Agreement and Plan of Merger dated as of February 23, 2004, by and among Dot Hill Systems Corp., DHSA Corp., Chaparral Network Storage, Inc., and C. Timothy Smoot, as Stockholders’ Representative.(1)

3.1	Certificate of Incorporation of Dot Hill Systems Corp.(2)

3.2	By-laws of Dot Hill Systems Corp.(2)

4.1	Certificate of Incorporation Dot Hill Systems Corp.(2)

4.2	By-laws of Dot Hill Systems Corp.(2)

4.3	Form of Common Stock Certificate.(3)

4.4	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on May 19, 2003.(4)

4.5	Form of Rights Certificate.(4)

4.6	Warrant to Purchase Shares of Common Stock dated May 24, 2002.(5)

4.7	Common Stock Warrant dated December 19, 2002.(5)

4.8	Warrant to Purchase Shares of Common Stock dated February 14, 2003.(5)

4.9	Common Stock Warrant dated March 14, 2003.(5)

10.1	Product Purchase Agreement between Dot Hill Systems Corp. and Sun Microsystems, Inc. dated May 24, 2002.(6)

10.2	Product Supplement/ Award Letter for Blade Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)

10.3	Product Supplement/ Award Letter for SCSI Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)

Exhibit
Number

10.4	Product Supplement/ Award Letter for FC Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)

10.5	Second Amendment to Product Purchase Agreement, dated as of January 26, 2004 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(15)

10.6	Third Amendment to Product Purchase Agreement, dated as of March 22, 2004, by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(15)

10.7	Product Supplement/ Award Letter (SATA) by and between Sun Microsystems, Inc. and Dot Hill Systems Corp. dated as of March 22, 2004.(15)

10.8	Rights Agreement dated as of May 19, 2003 by and between Dot Hill Systems Corp. and American Stock Transfer and Trust Company.(4)

10.9	Employment letter agreement dated August 2, 1999 between Dot Hill Systems Corp. and James L. Lambert.(7)†

10.10	Employment letter agreement dated August 2, 1999 between Dot Hill Systems Corp. and Dana W Kammersgard.(7)†

10.11	Employment offer letter dated November 12, 1999 between Dot Hill Systems Corp. and Preston Romm.(7)†

10.12	Lease for Dot Hill Systems Corp.’s headquarters in Carlsbad, California dated June 9, 1993.(5)

10.13	2000 Amended and Restated Equity Incentive Plan.(8)†

10.14	Form of Stock Option Agreement (Incentive and Non-statutory Stock Options) used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†

10.15	Form of Stock Option Grant Notice used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†

10.16	2000 Amended and Restated Employee Stock Purchase Plan.(9)†

10.17	2000 Non-Employee Directors Stock Option Plan.(10)†

10.18	Form of Stock Option Agreement used in connection with the 2000 Non-Employee Directors’ Stock Option Plan.(10)†

10.19	Credit Agreement dated July 1, 2004 by and between Dot Hill Systems Corp. and Wells Fargo Bank, National Association.(11)

10.20	Revolving Line of Credit Note dated July 1, 2004 issued by Dot Hill Systems Corp. to Wells Fargo Bank, National Association.(11)

10.21	Security Agreement and Addendum dated July 1, 2004 by and between Dot Hill Systems Corp. and Wells Fargo Bank, National Association.(11)

10.22	Manufacturing Agreement between Dot Hill Systems Corp. and Solectron Corporation dated May 20, 2002.(12)

10.23	OEM Agreement between Dot Hill Systems Corp. and Infortrend Technology, Inc. dated May 20, 2002.(12)

10.24	2005 Executive Compensation Plan for James L. Lambert effective January 1, 2005.(13)†

10.25	2005 Executive Compensation Plan for Dana Kammersgard effective January 1, 2005.(13)†

10.26	2005 Executive Compensation Plan for Preston Romm effective January 1, 2005.(13)†

10.27	Change of Control Agreement dated August 23, 2001 between Dot Hill Systems Corp. and James L. Lambert.(14)†

10.28	Change of Control Agreement dated August 23, 2001 between Dot Hill Systems Corp. and Dana Kammersgard.(14)†

10.29	Change of Control Agreement dated August 23, 2001 between Dot Hill Systems Corp. and Preston Romm.(14)†

10.30	Securities Purchase Agreement dated March 11, 2003 between Dot Hill Systems Corp. and each of the purchasers listed on the signature pages thereto.(5)

10.31	Registration Rights Agreement dated March 11, 2003 between Dot Hill Systems Corp. and each of the purchasers listed on the signature pages thereto.(5)

10.32	Registration Rights Agreement dated March 4, 2003 between Dot Hill Systems Corp. and each of the individuals listed on the signature pages thereto.(5)

10.33	Amendment to Manufacturing Agreement between Dot Hill Systems Corp. and Solectron Corporation dated April 5, 2005.(16)

10.34	Description of Amended and Restated Policy for Director Compensation.(17)

10.35	Lease Agreement by and between Dot Hill Systems Corp. and Equastone 2200 Faraday, LLC effective as of September 1, 2005 and dated as of September 16, 2005.(18)

10.36	Fourth Amendment to Product Purchase Agreement dated September 26, 2005 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(19)

Exhibit
Number

10.37	Product Supplement/ Award Letter dated September 27, 2005 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(19)

10.38	Second Amendment to Manufacturing Agreement dated September 16, 2005 between Dot Hill Systems Corp. and Solectron Corporation.(19)

10.39	Second Award Letter dated September 16, 2005 between Dot Hill Systems Corp. and Solectron Corporation.(19)

10.40	Development and OEM Supply Agreement dated July 26, 2005 by and among Dot Hill Systems Corp., Dot Hill Systems B.V., Network Appliance, Inc. and Network Appliance B.V.(19)

10.41	Product Supplement/ Award Letter dated October 20, 2005 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(24)*

10.42	Description of Accelerated Vesting of Options.(20)

10.43	Form of Indemnity Agreement.(21)

10.44	Patent Cross License dated December 29, 2005 between Dot Hill Systems Corp. and International Business Machines Corporation.(24)*

10.45	Offer letter agreement dated February 22, 2006 between Dot Hill Systems Corp. and Patrick Collins.(22)

10.46	Consulting letter agreement effective March 1, 2006 and dated March 2, 2006 between Dot Hill Systems Corp. and James L. Lambert.(23)

10.47	Description of 2006 Executive Compensation Plan.(23)

21.1	Subsidiaries of Dot Hill Systems Corp.(5)

23.1	Consent of Deloitte & Touche LLP.(24)

24.1	Power of Attorney. Reference is made to page 52.(24)

31.1	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(24)

31.2	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(24)

31.3	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.4	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(24)

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Indicates management or compensatory plan or arrangement required to be identified pursuant to Item 15(b).

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

(1)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 24, 2004 and incorporated herein by reference.

(2)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference.

(3)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference.

(4)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on May 19, 2003 and incorporated herein by reference.

(5)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(6)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(7)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

(8)	Filed as an exhibit to our Current Report on Form 8-K dated August 23, 2000 and incorporated herein by reference.

(9)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

(10)	Filed as an exhibit to our Registration Statement on Form S-8 (No. 333-43834) and incorporated herein by reference.

(11)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.

(12)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(13)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 9, 2005 and incorporated herein by reference.

(14)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference.

(15)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference.

(16)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.

(17)	Incorporated herein by reference to the description contained in our Current Report on Form 8-K filed with the SEC on July 29, 2005.

(18)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 21, 2005 and incorporated herein by reference.

(19)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.

(20)	Incorporated herein by reference to the description contained in our Current Report on Form 8-K filed with the SEC on December 7, 2005.

(21)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 13, 2005 and incorporated herein by reference.

(22)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 24, 2006 and incorporated herein by reference.

(23)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on March 8, 2006 and incorporated herein by reference.

(24)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

SIGNATURES
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOT HILL SYSTEMS CORP.

Date: November 13, 2006

	By:	/s/ Hanif I. Jamal
Hanif I. Jamal
Senior Vice President and Chief Financial Officer

Exhibit 31.3
CERTIFICATION
I, Dana W. Kammersgard, certify that:
     1. I have reviewed this amendment no. 1 to annual report on Form 10-K of Dot Hill Systems Corp.;
     2. Based on my knowledge, this amendment no. 1 to annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to annual report;
     3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 1 to annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment no. 1 to annual report;
     4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to annual report is being prepared;
     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this amendment no. 1 to annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     d) Disclosed in this amendment no. 1 to annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: November 13, 2006

/s/ Dana W. Kammersgard
Dana W. Kammersgard
Chief Executive Officer

Exhibit 31.4
CERTIFICATION
I, Hanif I. Jamal, certify that:
     1. I have reviewed this amendment no. 1 to annual report on Form 10-K of Dot Hill Systems Corp.;
     2. Based on my knowledge, this amendment no. 1 to annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to annual report;
     3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 1 to annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment no. 1 to annual report;
     4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to annual report is being prepared;
     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this amendment no. 1 to annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     d) Disclosed in this amendment no. 1 to annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: November 13, 2006

/s/ Hanif I. Jamal
Hanif I. Jamal
Chief Financial Officer

Exhibit 32.2
DOT HILL SYSTEMS CORP.
OFFICERS’ CERTIFICATE
     Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350), Dana W. Kammersgard, the Chief Executive Officer of Dot Hill Systems Corp. (the “Company”), and Hanif I. Jamal, the Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:
     1. The Company’s Amendment No. 1 to Annual Report on Form 10-K for the period ended December 31, 2005, to which this Certification is attached as Exhibit 32.2 (the “Periodic Report”) fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act; and
     2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the Periodic Report.
In Witness whereof, the undersigned have set their hands hereto as of the 13th day of November, 2006.

/s/ Dana W. Kammersgard	/s/ Hanif I. Jamal

Dana W. Kammersgard	Hanif I. Jamal
Chief Executive Officer	Chief Financial Officer
     A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission (the “SEC”) or its staff upon request.
     This certification “accompanies” the Periodic Report, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act (whether made before or after the date of the Periodic Report), irrespective of any general incorporation language contained in such filing.